Better Therapeutics, Inc.

548 Market St #49404

San Francisco, CA 94104

VIA EDGAR

December 22, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

Re:	Better Therapeutics, Inc.

Withdrawal of Acceleration Request for Registration Statement on Form S-1

File No. 333-276030

Mr. Grana:

Reference is made to our letter, filed as correspondence via EDGAR on December 21, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Friday, December 22, 2023, at 4:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact Shoaib Ghias of Goodwin Procter LLP at (415) 733-6150.

Sincerely,

Better Therapeutics, Inc.

/s/ Leslie Miller
Leslie Miller
Principal Accounting Officer

cc: Shoaib Ghias, Goodwin Procter LLP